Exhibit 99.1

12 July 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax:               31-20-404 2544

     Dear Sir

The Company’s 2005 Annual Report was today mailed to share/CUFS holders, other than holders requesting not to receive a copy.

The Annual Report was previously lodged with and announced by the Australian Stock Exchange on 30 June 2005.

Yours faithfully

James Hardie Industries NV
Benjamin Butterfield
Company Secretary